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File No. 058626-0001

Attention:	Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Mitchell Austin, Staff Attorney

Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Re:	travel B.V.

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially submitted on October 14, 2016

CIK No. 0001683825

Ladies and Gentleman:

On behalf of travel B.V. (the “Company”), set forth below are the Company’s responses to the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act to the Commission on October 14, 2016 (the “Draft Registration Statement”). An electronic version of the Registration Statement of the Company on Form F-1 (the “Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers or European lawyers. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

November 14, 2016 Page 2

Corporate reorganization

Post-IPO corporate reorganization, page 8

1.	We note that you will effect a post-IPO corporate reorganization after trivago GmbH receives a tax ruling from the German tax authorities and that you believe that such rulings are generally issued within two to four months. Please clarify when trivago GmbH expects to request such a ruling and when you expect to complete the post-IPO corporate reorganization.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company advises that it expects to make its ruling request as soon as practicable. Expedia and the Founders will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the completion of the proposed offering and it is expected that any decision will be implemented no later than four months thereafter. The Company has revised pages 9 and 10 of the Registration Statement to clarify the timing expectations.

Presentation of financial and other information, page 45

2.	You state that the unaudited pro forma financial information for the year ended December 31, 2015 and the six months ended June 30, 2016 does not reflect the post-IPO corporate reorganization. Please tell us what pro forma information you are referring to. In this regard, the pro forma capitalization information includes a column for post-IPO pro forma information as of June 30, 2016 and you do not appear to include pro forma information for the year ended December 31, 2015.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 51 of the Registration Statement to delete the reference to unaudited pro forma financial information for the year ended December 31, 2015 and the six months ended June 30, 2016. The Company intends to include as pro forma information only the disclosure in “Capitalization” on pages 60 and 61 of the Registration Statement indicating (i) the noncontrolling interests that will be created in trivago GmbH in connection with the pre-IPO corporate reorganization and (ii) a one-time dividend payment that trivago GmbH intends to pay to trivago N.V. and the Founders, in each case as of the nine months ended September 30, 2016. The post-IPO merger would eliminate the non-controlling interest in trivago GmbH that was created in the pre-IPO corporate reorganization, however, if certain tax rulings are not received and the post-IPO merger is not completed, then the noncontrolling interest will remain, subject to a right of the Founders to exchange shares from time to time in trivago SE for new shares in the Company.

November 14, 2016 Page 3

Capitalization, page 54

3.	While we understand that the capitalization table is not yet complete, we note the following as it relates to your current disclosures:

•	The noncontrolling interests balance in the “Actual” column is $0 while the balance at June 30, 2016 as per your condensed consolidated balance sheets is €2.0 million.

•	Following the offering and reorganizations there will be Class A and Class B shares outstanding. Please revise the capitalization table to include placeholders for each class of stock along with the number of shares that will be outstanding on a pro forma, pro forma as adjusted and post-IPO pro forma as adjusted basis.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised page 60 of the Registration Statement to include the redeemable noncontrolling interest and to include placeholders for each class of shares along with the number of shares that will be outstanding on a pro forma, pro forma as adjusted and a post-IPO pro forma as adjusted basis.

Selected consolidated financial data, page 57

4.	Please revise to clarify that the basic and diluted earnings per share information is pro forma information. Also, tell us for which period(s) you intend to provide pro forma per share information.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised page 64 of the Registration Statement to clarify that the basic and diluted earnings per share information is pro forma information. The Company intends to disclose pro forma per share information prior to the completion of the proposed offering in a pricing supplement filed pursuant to Rule 433. The Company intends to disclose such pro forma information as of the year ended December 31, 2014 and 2015 and as of the nine months ended September 30, 2015 and 2016.

Management’s discussion and analysis of financial condition and results of operations

Key factors affecting our financial condition and results of operations

Key drivers of revenue, page 61

5.	We note your response to prior comment 19 where you indicate that the number of visits, which includes automated scripts, is a useful statistic to investors. Considering this metric contains a material amount of visits that do not result in legitimate referrals, and therefore may not drive your financial results, the usefulness of this statistic as a “key driver of revenue” remains unclear. Please explain. Also, based on your response to prior comment 34, it appears that you have systems in place to monitor for unusual activity and identify pre-defined search bots. As such, please quantify for us the number of visits related to automated scripts and revise your metric disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the reference to visits as a key driver of revenue is only made to describe the entire chain in the revenue generation process whereby a person first visits the Company’s websites and apps, clicks

November 14, 2016 Page 4

on an advertisement and ultimately books a hotel room with one of our advertisers. The Company believes, however, that the number of visits is not useful for analyzing revenue because the number of visitors is subject to volatility due to certain of the Company’s marketing activities that drive visitors to the Company’s websites and apps who may not have hotel booking intent. In order to reduce the emphasis on visits as a key driver the Company has revised the related disclosure in “Management’s discussion and analysis of financial condition and results of operations–Key factors affecting our financial condition and results of operations” in the Registration Statement in order to focus the disclosure on the metrics that the Company uses to monitor revenue.

In response to the Staff’s request to quantify the number of visits related to automated scripts, the Company advises the Staff that for the twelve months ended September 30, 2016, the Company counted approximately 4 billion visits related to automated scripts and 1.4 billion legitimate visitors. The metric disclosed in the Draft Registration Statement does not include visits resulting from automated scripts. The Company’s previous disclosure describing distortion related to automated scripts refers only to raw visitor data, which may be affected by new scripts that arise from time to time that are not automatically screened by the Company’s systems and need to be analyzed and stripped from the data. Because management of the Company does not intend to disclose visits as a key operating metric, the Company has removed the discussion related to the potential limitations of the raw visitor data.

Revenue per referral, page 62

6.	Considering you identify the number of referrals and the amount advertisers pay for each referral as key drivers of your revenue, please revise to disclose quantified segment information for these measures for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that although referrals and revenue per referral are drivers of our revenue, the metrics qualified referrals and RPQR are analytical tools that the Company believes are superior metrics for monitoring and analyzing revenue. Qualified referrals and RPQR provide information about referrals and their relationship to revenue while also providing information about the quality of our referrals by counting only referrals with likely booking intent. In addition, disclosing the number of referrals and revenue per referral by segment would set artificial bidding level expectations for the Company’s advertisers and would therefore interfere with the efficiency of the Company’s marketplace. In response to the Staff’s comment, the Company has revised the disclosure in “Management’s discussion and analysis of financial condition and results of operations–Key factors affecting our financial condition and results of operations” on pages 71 and 72 of the Registration Statement to include percentage change information regarding (i) the number of referrals, (ii) the number of referrals divided by the number of qualified referrals, which the Company describes as the click-out rate, and (iii) revenue per referral, to show the development in these measures for the periods presented in the Registration Statement.

November 14, 2016 Page 5
7.	We note your response to prior comment 20 where you indicate that a decrease in average revenue per referral (RPR) alone would not be as indicative of your financial performance as the measure of average revenue per qualified referral (RPQR). While we acknowledge that you use RPQR to measure both the quality of referrals and the efficiency of your marketplace dynamics, tell us what consideration was given to also including a discussion of RPR. In this regard, as a key driver of revenue, RPR appears to be more directly correlated with your actual revenues and, as you disclose on page 62, is consistent with the industry metric cost-per-click. Therefore, presenting this information along with RPQR would appear to provide investors with a more complete understanding of your operating results.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company advises the Staff that the Company believes disclosing RPR would set artificial bidding level expectations for the Company’s advertisers and would therefore interfere with the efficiency of the Company’s marketplace. The Company also believes that RPQR provides a richer metric to give investors an understanding of revenue development than does RPR. RPR is, however, one of the factors that affect RPQR and in response to the Staff’s comment, the Company has revised the disclosure in “Management’s discussion and analysis of financial condition and results of operations—Key factors affecting our financial condition and results of operations” on page 71 of the Registration Statement to include information regarding RPR development for the periods presented in the form of percentage change information of RPR to provide investors with a more complete understanding of the Company’s operating results.

Operating performance indicators

Qualified referrals and average revenue per qualified referral (RPQR), page 65

8.	Your response to prior comment 21 indicates that the number of qualified referrals does not include referrals generated by automated scripts. Please revise your disclosure to clarify this.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has added the clarification requested on page 91 of the Registration Statement.

Results of operations

Comparison of six months ended June 30, 2015 and 2016

Revenue, page 68

9.	Revise to include a discussion of the factors that contributed to the continued growth in revenue for each segment. Refer to Item 5.A of Form 20-F and Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and in response the Company has revised pages 77, 82 and 83 of the Registration Statement as requested to include a discussion of the factors that contributed to the continued growth in revenue for each segment.

November 14, 2016 Page 6

Cost of revenue and expenses, page 69

10.	You attribute increases in cost of revenue, selling and marketing, and general and administrative expenses, in part, to increases in headcount. Please revise to quantify the changes in headcount during the interim and annual periods.

Response: The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the related disclosures in “Management’s discussion and analysis of financial condition and results of operations—Results of operations” in the Registration Statement to quantify the changes in headcount during the interim and annual periods.

Material tax considerations, page 145

11.	We note that your tax opinions will be filed in a future amendment. Please revise to clarify the extent to which the statements in this section represent the opinion of counsel.

Response: The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the related disclosures on pages 169, 186 and 190 of the Registration Statement to clarify the extent to which the German, Dutch and U.S. tax considerations represent the opinion of counsel.

Notes to consolidated financial statements

Note 2. Significant accounting policies

Advertising expense, page F-31

12.	We note from your response to prior comment 33 that you classify affiliate referral fees or traffic acquisition costs as advertising expense. Please revise your policy for advertising expense to include a discussion of such costs.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised page F-31 of the Registration Statement as requested.

Note 16. Segment information, page F-46

13.	We note that beginning in the second quarter of fiscal 2016, you have three reportable segments, each of which is comprised of several countries. Please revise to clarify whether your operating segments are the same as your reportable segments. To the extent that you have aggregated any operating segments into your reportable segments, please disclose that fact and tell us how you considered the aggregation criteria of ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages F-46 and F-47 of the Registration Statement to clarify that the Company’s operating segments are the same as its reportable segments – Americas, Developed Europe, and Rest of World.

Further, the Company respectfully advises the Staff that the Company’s chief operating decision makers do not currently make resource allocation decisions based on discrete financial information below the Americas, Developed Europe, and Rest of World operating levels. Therefore, the Company’s operating segments are the same as its reportable segments. In addition, the Company has evaluated its operating segments identified and has concluded that the

November 14, 2016 Page 7

segments do not have similar economic characteristics and therefore are not eligible for aggregation in accordance with ASC 280-10-50-11. Furthermore, the Company determined that each of the operating segments meets the quantitative thresholds of ASC 280-10-50-12, requiring them to be disclosed as separate reportable segments.

14.	Please revise to clarify which countries comprise each of your reportable segments and explain the basis for your allocation of revenue amongst the reportable segments (e.g., location of customer, location of website, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and in response, has revised page F-46 of the Registration Statement to clarify which countries comprise each reportable segment and the basis of allocation of revenue amongst the reportable segments.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles

of LATHAM & WATKINS (London) LLP

cc:	Axel Hefer, trivago GmbH

Robin Harries, trivago GmbH

Marcus C. Funke, Latham & Watkins LLP

Marc D. Jaffe, Latham & Watkins LLP

Rick Kline, Goodwin Procter LLP

Joe Theis, Goodwin Procter LLP